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                             August 5, 2021

       Teresa McWilliams
       Chief Executive Officer
       Aluf Holdings, Inc.
       4801 South University Drive, Suite 227
       Fort Lauderdale, FL 33328

                                                        Re: Aluf Holdings, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed July 29, 2021
                                                            File No. 024-11592

       Dear Ms. McWilliams:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Jan Woo, Legal Branch
       Chief, at (202) 551-3453 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Technology
       cc:                                              John E. Dolkart, Jr.